

March 5, 2014

<u>Via E-mail</u>
Mr. James E. Lynch, Jr.
Chief Executive Officer
Freebutton, Inc.
545 Second Street, #4
Encinitas, CA 92024

> **Re:** **Freebutton, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2013**
> **Filed November 19, 2013**
> **File No. 0-54009**

Dear Mr. Lynch:

We have reviewed your response letter dated February 3, 2014 and have the following comments.

<u>Form 10-Q for the Fiscal Quarter Ended September 30, 2013</u>

<u>Item 1. Financial Statements</u>

<u>Note 5 – Convertible Promissory Note, page 13</u>

1.   We note your response to prior comment 11 from our letter dated December 11, 2013. Based on your response and on the terms of the Promissory Notes, in Exhibit 4.1 of your Form 10-K for the Fiscal Year Ended December 31, 2012, please revise future filings to clarify, if accurate, that the conversion of all of your promissory notes are contingent upon an "Event of Default" and that none of your promissory notes are currently convertible. In addition, please revise future filings to disclose the expense you would be required to record if all your promissory notes become convertible.

<u>Note 6 – Asset and Business Acquisition, page 15</u>

2.   We note your response to prior comment 12 from our letter dated December 11, 2013 and have the following comments:
    - Please reconcile your statement that "goodwill was valued at approximately $58,000" with the amount of goodwill of $347,453 that you recorded in your financial statements.

- Since the acquisition resulted in a significant amount of goodwill relative to the purchase price, please revise future filings to provide the disclosures required by ASC 805-30-50-1a. Specifically address how the purchase price was determined and why goodwill is so significant relative to the purchase price. Please also revise future filings to clarify when and how you assess goodwill for impairment.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

You may contact Dale Welcome at (202) 551-3865 or Anne McConnell at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief